MATERIAL CHANGE REPORT

1.	Name and Address of Company TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2500, 605 – 5th Avenue S.W. Calgary, Alberta T2P 3H5 Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change March 15, 2005

3.

News Release

A press release dated March 15, 2005, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCNMatthews Newswire (Canada and U.S. disclosure package) on March 15, 2005 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change On March 15, 2005, TransGlobe announced an operations update on Block 32 in the Republic of Yemen.

5.	Full Description of Material Change See the attached press release.

6.	Reliance on Subsection 7.1(2) or(3) of National Instrument 51-102 Not Applicable

7.	Omitted Information Not Applicable

8.	Executive Officers For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report March 15, 2005

News From...	Suite 2500, 630 5th Avenue SW Calgary, Alberta, Canada T2P 3H5 Tel: [403] 264 9888 Fax: [403] 264-9898 E-mail: trglobe@trans-globe.com Website: www.trans-globe.com

TRANSGLOBE ENERGY CORPORATION
ANNOUNCES UPDATE ON YEMEN OPERATIONS

Calgary, Alberta, Tuesday, March 15, 2005 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) (TSX symbol "TGL"; AMEX symbol "TGA") announces an operations update on Block 32 in the Republic of Yemen.

Block 32, Yemen (13.81% working interest)

The Tasour #17 exploration well was drilled to a total depth of 1,904 meters to test a separate Qishn structure to the east of the Tasour Field. The well has been plugged and suspended after encountering Qishn S-1A sand in a structurally low position. Although hydrocarbon shows were encountered, no tests were conducted as it was determined that the Qishn S-1A sand was water bearing.

A 70 kilometer 2-D seismic shoot is scheduled to get under way during the second quarter, to define several exploration leads to the north and west of the Tasour field.

The drilling rig is scheduled to move to a non-owned adjacent block for a two well program before returning to Block 32 for additional drilling. It is anticipated that the drilling rig will return to Block 32 in June of 2005 for a 2 well program.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
s/s Lloyd Herrick	- or -
Lloyd W. Herrick, Vice President & C.O.O.

Lloyd W. Herrick	Executive Offices:
Vice President & C.O.O	#2500, 605 – 5th Avenue, S.W.,
Calgary, AB T2P 3H5

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com